November 10, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Attention: Bryan Pitko, Esq.

Re:	OXiGENE, Inc.
Preliminary Proxy Statement on Form PRE14A
Filed November 2, 2010
File No. 000-21990
Ladies and Gentlemen:
          On behalf of OXiGENE, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated November 9, 2010 from Jeffrey Riedler of the Staff to James B. Murphy, the Company’s Vice President and Chief Financial Officer (the “Comment Letter”).
          As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
Preliminary Proxy Statement
Proposal 1, page 5
           1. Comment: We note that you are seeking shareholder approval for a reverse stock split of your issued and outstanding shares of common stock. Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any additional shares of authorized common stock that will become available following your reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.
          Response: The Company agrees to provide the following disclosure in its Definitive Proxy Statement under Proposal 1 at the end of the second paragraph on page 5: “As of the date of this proxy statement, we do not have any current plans, arrangements or understandings relating to the issuance of any additional shares of authorized common stock that will become available following the reverse stock split, other than the potential issuance, from time to time as market conditions warrant, of shares of common stock pursuant to our previously disclosed at-the-market offering arrangement with McNicoll, Lewis & Vlak LLC as sales agent and underwriter, and the potential

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
November 10, 2010

issuance from time to time of shares of common stock pursuant to our previously disclosed Committed Equity Financing Facility with Kingsbridge Capital Limited.”
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 210-6820. Thank you for your time and attention.

Sincerely,
/s/ Asya S. Alexandrovich

Asya S. Alexandrovich

cc:	Securities and Exchange Commission
Jeffrey Riedler, Esq.

OXiGENE, Inc.
Dr. Peter J. Langecker
Mr. James B. Murphy
D. Clinton Webb, Esq.